Advanced Series Trust
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

May 23, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:        N-14 Registration Statement and Proxy Statement (333-150395)

To the Securities and Exchange Commission:

We filed through EDGAR on April 23, 2008, on behalf of Advanced Series Trust (the “Trust”), a registration statement and proxy statement on Form N-14 for the proposed reorganization of  AST DeAM Small-Cap Value Portfolio (the “DeAM Portfolio”), a portfolio of  AST with, and into, AST Small-Cap Value Portfolio (the “SCV Portfolio”), also a portfolio of AST, subject to shareholder approval of the shareholders of AST DeAM Small-Cap Value Portfolio.

This letter is intended to respond to telephone comments given by Ms. Michelle Roberts of the SEC staff  (the “Staff”) to Ms. Katherine Feld of Prudential Investments LLC on May 8, 2008 regarding the filing.   The Staff’s comments and Registrant’s responses are set forth below.  Registrant’s response, as set forth in this letter, will be reflected in the proxy statement sent to the shareholders of AST DeAM Small-Cap Value Portfolio, as will be filed with the Commission under Rule 497 of the Securities Act of 1933.

1.	Comment
Advanced Series Trust is defined as the “Trust,” but the “Fund” appears in several places where it should read the “Trust,” including the letter to contract owners.

Response

Corrections have been made.

2.	Comment
In the Notice to Shareholders, the Secretary of the Trust is incorrectly shown as signing on behalf of The Prudential Series Fund, rather than on behalf of Advanced Series Trust

Response

Correction has been made.

3.	Comment
On page one, add the Trust’s toll-free number immediately below the address.

Response

Correction has been made.

4.	Comment
Under “Summary of the Proposal” on page 4, add disclosure regarding the principal risks of investing in the DeAM Portfolio and the SCV Portfolio.

Response

A new fourth paragraph has been added under “Summary of the Proposal” that reads as follows:

“Because the Portfolios are equity funds, the primary risk of each is that the value of the stocks they hold will decline. Stocks can decline for various reasons, including reasons related to the particular company, the industry of which it is part, or the securities markets generally. The Portfolios may use derivative instruments, such as options, futures, swaps and credit-linked securities, for risk management purposes or as part of their investment strategies. Risks of derivatives include counterparty risk, leverage risk and liquidity risk. In addition, the Portfolios may invest in foreign securities, which generally involves more risk than investments in U.S. issuers, including currency risk, foreign market risk, liquidity risk and political risk.”

5.	Comment
Under “The Investment Objectives and Strategies of the Portfolios” on page 5, indicate whether the investment objective of either Portfolio may be changed without shareholder approval

Response

Disclosure has been added to the first paragraph under “The Investment Objectives and Strategies of the Portfolios” that, “The investment objective of either Portfolio may be changed with Board approval, only.”

6.	Comment

Footnote#2 to the table captioned “Annual Portfolio Operating Expenses” on page 9 discloses a 3 bps voluntary waiver of the administrative services fee by SCV Portfolio. Confirm this against SCV Portfolio’s 12/31/07 Statement of Operations.

Response

The voluntary fee waiver is disclosed in footnote (a) of SCV Portfolio’s Financial Highlights Table included the Trust’s prospectus dated May 1, 2008, which reads in relevant part as follows:

(a)  . . . Performance figures may reflect voluntary fee waivers and/or expense reimbursements. In the absence of voluntary fee waivers and/or expense reimbursements, the total return would be lower. Total returns may reflect adjustments to conform to generally accepted accounting principles. Past performance is no guarantee of future results.

7.	Comment
Footnote#3 to the table captioned “Annual Portfolio Operating Expenses” on page 9 references 12/31/08. Correct to read 12/31/07.

Response

Correction has been made.

8.	Comment
Under “Expense Examples” on page 10, add disclosure that the examples do not reflect contract charges, and if contract charges were included, expense would be higher.

Response

Requested disclosure has been made.

9.	Comment

Certain footnotes to the average annual total return tables on pages 14 and 15 do not include disclosure that, “These returns do not include the effect of any investment management expenses.” Add this disclosure where it is missing.

Response

Requested disclosure has been made.

10.	Comment
In the capitalization table on page 15, add appropriate footnote(s) that explain the adjustments necessary to reach the pro forma amounts.

Response

Appropriate footnotes have been added to disclose that the adjustments reflect that the shareholders of AST DeAM Small-Cap Value Portfolio would become shareholders of AST Small-Cap Value Portfolio equal to the value of their holdings in AST DeAM Small-Cap Value Portfolio.

11.	Comment
Under “Management of the Portfolios – Investment Managers of the AST Portfolios and the Trust” on page 16, add disclosure regarding the experience of PI and ASTI.

Response
The first paragraph under “Management of the Portfolios – Investment Managers of the AST Portfolios and the Trust” on page 16 has been deleted and replaced with the following:

“Prudential Investments LLC (“PI”), Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102 and AST Investment Services, Inc. (“ASTI”), One Corporate Drive, Shelton, Connecticut 06484 serve as AST’s Co-Managers. PI and ASTI are both wholly owned subsidiaries of PIFM Holdco, LLC, 100 Mulberry Street, Newark, New Jersey 0712-4077, which is a wholly-owned subsidiary of Prudential Asset Management Holding Company, 751 Broad Street, Newark, New Jersey 07102-4077, which is a wholly-owned subsidiary of Prudential Financial, Inc., 751 Broad Street, Newark, New Jersey 07102-4077. As of December 31, 2007, PI served as the investment manager to all of the Prudential U.S. and offshore registered investment companies, and as the administrator to closed-end investment companies, and those companies had aggregate assets of approximately $121.1 billion.”

12.	Comment

Move the final paragraph under “Management of the Portfolios – Investment Managers of the AST Portfolios and the Trust” on page 16, which reference the Board’s discussion regarding the basis for the Board’s approval of the Trust’s investment advisory agreements, to page 17 under the caption “Investment Management Fees.”

Response

Requested disclosure has been made.

13.	Comment

Under “Management of the Portfolios – AST DeAM Small-Cap Value Portfolio” and “Management of the Portfolios – AST Small-Cap Value Portfolio” on page 17, add disclosure regarding the individual portfolio manager(s) and their biographies.

Response

Requested disclosure has been made.

14.	Comment

Under “Information About the Reorganization – Federal Income Tax Consequences of the Reorganization” on page 19, reference the section of the Internal Revenue Code under which the Reorganization will quality as a tax-free reorganization.

Response

Disclosure has been added that the reorganization will qualify under Section 721 and 731 of the Internal Revenue Code as a tax-free reorganization.

15.	Comment
Under “Voting Information” on page 20, disclose the treatment of broker non-votes, if applicable.

Response

Not applicable.

16.	Comment

Under “Additional Information about the Trust and the Portfolios” on page 21, add disclosure regarding SCV Portfolio’s Financial Highlights, valuation of portfolio shares, and information regarding purchase and redemption of portfolio shares.

Response

The third sentence under “Additional Information about the Trust and the Portfolios” on page 21 has been deleted and replaced with, “Additional information about SCV Portfolio is included in Exhibit B (the Prospectus for SCV Portfolio dated May 1, 2008), which contains the Portfolio’s Financial Highlights and information regarding valuation of Portfolio shares and the purchase and redemption of Portfolio shares.”

17.	Comment

Under “Additional Information about the Trust and the Portfolios” on page 21, update the reference to the SEC’s Public Reference Section to be the Public Reference Branch, Office of Consumer Affairs and Information Services.

Response

Requested disclosure has been made.

18.	Comment
In the listing of Exhibits to the Prospectus/Proxy Statement, add the SEC file number for the Trust’s post-effective amendment to its registration statement filed on April 18, 2008.

Response

Requested disclosure has been made.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be reached at (973) 367-1495 with any questions.

Sincerely,

/s/ Katherine P. Feld
Katherine P. Feld
Vice President & Corporate Counsel

cc:	Ms. Michelle Roberts (SEC Staff)
Christopher Palmer, Esq. (Goodwin Procter LLP)